VF 3-12-02


02019693

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 2002
080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS PaineWebber Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Harbor Boulevard
(No. and Street)

Weehawken	New Jersey	07087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.L. Alvey **201-352-4382**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	
(Address)	(City)	(State)	(ZipCode)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to UBS PaineWebber Services Inc. at and for the year ended December 31, 2001, is true and correct.



(Name) Diane Frimmel
(Title) Chief Operations Officer, and
Executive Vice President
UBS PaineWebber Services Inc.



(Name) Robert Chersi
(Title) Treasurer, and
Executive Vice President
UBS PaineWebber Services Inc.

STATE OF NEW JERSEY



Sworn to before me this
27th day of February 2002

Frances Soares
Notary Public
State of New Jersey
My Commission Expires Feb. 21 2007

STATEMENT OF FINANCIAL CONDITION

UBS PaineWebber Services Inc.
(a subsidiary of UBS Americas Inc.)

December 31, 2001
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
UBS PaineWebber Services Inc.

We have audited the accompanying statement of financial condition of UBS PaineWebber Services Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial conditon referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2002

UBS PaineWebber Services Inc.
Statement of Financial Condition
December 31, 2001
(in thousands of dollars)

Assets	
Cash and cash equivalents	$ 49,973
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $ 20,002	36,975
Receivable from affiliated companies	8,264
Other assets	27,730
	$122,942
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 22,145
Payable to affiliated companies	1,853
	23,998
Subordinated liabilities	45,000
Stockholder's equity	53,944
	$122,942

See Notes to Statement of Financial Condition.

UBS PaineWebber Services Inc.
Notes to Statement of Financial Condition
December 31, 2001
(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
UBS PaineWebber Services Inc. ("UBSPWS" or the "Company") is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). UBSPWS has material transactions with its affiliates.

UBSPWS was formed on December 4, 1996, and provides personnel and facilities to assist UBS Americas and its affiliates with certain administrative and support functions. UBSPWS does not engage in securities transactions, provide clearance facilities or maintain customer accounts. The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Depreciation and Amortization
The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Cash and Cash Equivalents
Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Income Taxes
UBSPWS is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local income taxes are provided for on a separate return basis.

2. Fair Value of Financial Instruments

Substantially all of UBSPWS's financial instruments are carried at amounts approximating fair value. At December 31, 2001, cash and cash equivalents totaled $49,973 and consisted of highly rated commercial paper of one diversified financial institution. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value. Similarly, liabilities including certain payables and subordinated debt are carried at fair value or contractual amounts approximating fair value.

(in thousands of dollars except share data)

3. Related Party Transactions

A substantial portion of the payable to affiliated companies represents amounts due to PW Treasury Funding Inc. ("PWTFI"), a wholly owned subsidiary of UBS Americas. Interest on intercompany balances is based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

On January 2, 1997, UBS PaineWebber Inc. ("UBSPWI"), a wholly owned subsidiary of UBS Americas, and an affiliate of UBSPWS, entered into an agreement with UBSPWS, whereby UBSPWS would provide certain administrative and support services to UBSPWI in exchange for a fee.

During 2001, certain fixed assets were transferred to UBS Americas at net book value in exchange for intercompany receivables.

4. Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSPWS and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSPWS up to a maximum of $50,000, from time to time, until December 18, 2004. At December 31, 2001, there was $45,000 outstanding, which is due December 18, 2004.

Each loan shall be evidenced by a Junior Subordinated Promissory Note bearing interest at LIBOR plus 2%, and payable quarterly.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange ("NYSE") and included by UBSPWS for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule and Rule 326 of the NYSE. To the extent that such borrowings are required for UBSPWS's continued compliance with minimum net capital requirements, they may not be repaid.

(in thousands of dollars except share data)

5. Risk Management

Operating risk focuses on UBSPWS's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, UBSPWS has established and maintains an effective internal control environment which incorporates various control mechanisms throughout its areas of responsibilities and involves various independent oversight units including Audit, Controllers, Legal and Compliance.

6. Commitments and Contingencies

Leases

UBSPWS leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2023. At December 31, 2001, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

2002	$ 30,944
2003	30,944
2004	56,254
2005	60,910
2006	60,509
Thereafter	727,557
	$967,118

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

7. Stockholder's Equity

There are 1,000 shares authorized, issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise of employees' UBS stock options and change in market price between grant date and vesting date of UBS restricted stock.

8. Regulatory Requirements

UBSPWS is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. The minimum net capital requirement for UBSPWS is $250. At December 31, 2001, UBSPWS's net capital was $25,975 and its net capital in excess of the minimum required was $25,725.

Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

9. Employee Incentive Awards

Employees of UBSPWS are covered under UBS Americas' various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

9. Employee Incentive Awards (continued)

Restricted stock awards are granted to key employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from three to five years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

10. Employee Benefit Plans

Eligible employees of UBSPWS were included in the defined benefit pension plan of UBS Americas, which was frozen in 1998.

Additionally, employees of UBSPWS are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Americas also provides certain life insurance and health care benefits to employees of UBSPWS.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets of $13,895 are included in "Other assets" in the statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax asset is primarily due to book over tax depreciation.